SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K/A

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981
                       -----




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PUBLIX SUPER MARKETS, INC.
                          1936 GEORGE JENKINS BOULEVARD
                             LAKELAND, FLORIDA 33815

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                   Index to Financial Statements and Schedules



Independent Auditors' Report

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 2000

  Statement of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 1999

  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 2000

  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 1999

  Notes to Financial Statements


Schedules:

  1   Schedule of Assets Held for Investment Purposes -
        December 31, 2000

  2   Schedule of Reportable Transactions - Year ended
        December 31, 2000

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------





To the Plan Administrator of the
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                KPMG LLP


Tampa, Florida
June 8, 2001








                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 2000




                                                                               Asset Allocation
                                                                 ------------------------------------------
                                                                                                                 Aggressive
                                Participant      International                                                     Growth
    Assets                         Loans            Fund         Long-Term      Medium-Term      Short-Term         Fund
    ------                         -----            ----         ---------      -----------      ----------         ----

Investments                     $23,230,724       2,534,318       1,362,380       4,176,867        554,627       46,032,092

Employer Contribution
   Receivable                           ---             ---             ---             ---            ---              ---
                                -----------       ---------       ---------       ---------        -------       ----------
     Total Assets               $23,230,724       2,534,318       1,362,380       4,176,867        554,627       46,032,092
                                ===========       =========       =========       =========        =======       ==========

Net Assets Available
   for Plan Benefits:
   Active Participants          $23,230,724       2,322,088       1,244,604       3,802,185        516,900       41,188,604
   Non-active Participants              ---         212,230         117,776         374,682         37,727        4,843,488
                                -----------       ---------       ---------       ---------        -------       ----------
                                $23,230,724       2,534,318       1,362,380       4,176,867        554,627       46,032,092
                                ===========       =========       =========       =========        =======       ==========



                                  Publix           Equity           Fixed
                                   Stock            Index           Income
    Assets                         Fund             Fund             Fund           Total
    ------                         ----             ----             ----           -----

Investments                     $244,861,436      15,909,627      10,225,007      348,887,078

Employer Contribution
   Receivable                     13,818,591             ---             ---       13,818,591
                                ------------      ----------      ----------      -----------
     Total Assets                258,680,027      15,909,627      10,225,007      362,705,669
                                ============      ==========      ==========      ===========

Net Assets Available
   for Plan Benefits:
   Active Participants           231,556,715      14,533,598       9,371,135      327,766,553
   Non-active Participants        27,123,312       1,376,029         853,872       34,939,116
                                ------------      ----------      ----------      -----------
                                $258,680,027      15,909,627      10,225,007      362,705,669
                                ============      ==========      ==========      ===========




See accompanying notes to financial statements.






                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1999




                                                                               Asset Allocation
                                                                   ----------------------------------------
                                                                                                                 Aggressive
                                Participant      International                                                     Growth
    Assets                         Loans            Fund           Long-Term    Medium-Term      Short-Term         Fund
    ------                         -----            ----           ---------    -----------      ----------         ----

Investments                     $17,902,223       1,362,273         406,660       3,260,486        148,035       36,578,967

Employer Contribution
   Receivable                           ---             ---             ---             ---            ---              ---
                                -----------       ---------         -------       ---------        -------       ----------
     Total Assets               $17,902,223       1,362,273         406,660       3,260,486        148,035       36,578,967
                                ===========       =========         =======       =========        =======       ==========

Net Assets Available
   for Plan Benefits:
   Active Participants          $17,902,223       1,161,436         353,911       2,873,015        137,256       32,359,182
   Non-active Participants              ---         200,837          52,749         387,471         10,779        4,219,785
                                -----------       ---------         -------       ---------        -------       ----------
                                $17,902,223       1,362,273         406,660       3,260,486        148,035       36,578,967
                                ===========       =========         =======       =========        =======       ==========



                                   Publix          Equity           Fixed
                                    Stock           Index           Income
    Assets                          Fund            Fund             Fund           Total
    ------                          ----            ----             ----           -----

Investments                     $203,221,170      13,904,993       7,265,770      284,050,577

Employer Contribution
   Receivable                     12,783,088             ---             ---       12,783,088
                                ------------      ----------       ---------      -----------
     Total Assets                216,004,258      13,904,993       7,265,770      296,833,665
                                ============      ==========       =========      ===========

Net Assets Available
   for Plan Benefits:
   Active Participants           194,812,943      12,387,780       6,463,179      268,450,925
   Non-active Participants        21,191,315       1,517,213         802,591       28,382,740
                                ------------      ----------       ---------      -----------
                                $216,004,258      13,904,993       7,265,770      296,833,665
                                ============      ==========       =========      ===========



See accompanying notes to financial statements.








                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

 Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 2000




                                                                                  Asset Allocation Fund
                                                                     ---------------------------------------------
                                                                                                                        Aggressive
                                 Participant      International                                                           Growth
                                   Loans              Fund           Long-Term         Medium-Term      Short-Term         Fund
                                   -----              ----           ---------         -----------      ----------         ----

Contributions:
  Employee                      $       ---          962,474           618,027          1,099,706         230,889       10,084,015
  Employer - Stock                      ---              ---               ---                ---             ---              ---
                                -----------        ---------         ---------          ---------         -------       ----------

Total Contributions                     ---          962,474           618,027          1,099,706         230,889       10,084,015
                                -----------        ---------         ---------          ---------         -------       ----------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                       ---         (116,856)          (33,480)            16,145          13,425       (8,427,167)
  Dividends                             ---          103,166               ---                ---             ---        5,490,935
  Interest                              ---              224            14,354             48,285           5,151            2,981
                                -----------        ---------         ---------          ---------         -------       ----------
    Total Investment
      Income (Loss)                     ---          (13,466)          (19,126)            64,430          18,576       (2,933,251)
                                -----------        ---------         ---------          ---------         -------       ----------

Participant Loans                 5,328,501          (33,559)          (19,620)           (85,474)         (5,911)      (1,218,995)
                                -----------        ---------         ---------          ---------         -------       ----------
    Total Increase in Plan
      Assets                      5,328,501          915,449           579,281          1,078,662         243,554        5,931,769
                                -----------        ---------         ---------          ---------         -------       ----------

Distributions to Participants           ---         (193,862)          (54,918)          (279,097)        (18,631)      (2,829,094)
Interfund Transfers                     ---          450,458           431,357            116,816         181,669        6,350,450
                                -----------        ---------         ---------          ---------         -------       ----------
    Total Increase (Decrease)
      in Plan Assets                    ---          256,596           376,439           (162,281)        163,038        3,521,356
                                -----------        ---------         ---------          ---------         -------       ----------

Net Increase in Plan Assets       5,328,501        1,172,045           955,720            916,381         406,592        9,453,125

Net Assets Available for
  Plan Benefits:
    Beginning of year            17,902,223        1,362,273           406,660          3,260,486         148,035       36,578,967
                                -----------        ---------         ---------          ---------         -------       ----------
    End of year                 $23,230,724        2,534,318         1,362,380          4,176,867         554,627       46,032,092
                                ===========        =========         =========          =========         =======       ==========



                                   Publix            Equity            Fixed
                                    Stock             Index            Income
                                    Fund              Fund              Fund               Total
                                    ----              ----              ----               -----

Contributions:
  Employee                      $ 40,507,976        4,018,473         2,562,422          60,083,982
  Employer - Stock                13,818,591              ---               ---          13,818,591
                                ------------       ----------        ----------         -----------

Total Contributions               54,326,567        4,018,473         2,562,422          73,902,573
                                ------------       ----------        ----------         -----------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                 14,757,589       (1,421,184)              ---           4,788,472
  Dividends                        1,271,717              ---               ---           6,865,818
  Interest                           388,525           78,873           572,056           1,110,449
                                ------------       ----------        ----------         -----------
    Total Investment
      Income (Loss)               16,417,831       (1,342,311)          572,056          12,764,739
                                ------------       ----------        ----------         -----------

Participant Loans                 (4,374,829)        (340,067)         (345,806)         (1,095,760)
                                ------------       ----------        ----------         -----------
    Total Increase in Plan
      Assets                      66,369,569        2,336,095         2,788,672          85,571,552
                                ------------       ----------        ----------         -----------

Distributions to Participants    (14,470,055)      (1,018,257)         (835,634)        (19,699,548)
Interfund Transfers               (9,223,745)         686,796         1,006,199                 ---
                                ------------       ----------        ----------         -----------
    Total Increase (Decrease)
      in Plan Assets             (23,693,800)        (331,461)          170,565         (19,699,548)
                                ------------       ----------        ----------         -----------

Net Increase in Plan Assets       42,675,769        2,004,634         2,959,237          65,872,004

Net Assets Available for
  Plan Benefits:
    Beginning of year            216,004,258       13,904,993         7,265,770         296,833,665
                                ------------       ----------        ----------         -----------
    End of year                 $258,680,027       15,909,627        10,225,007         362,705,669
                                ============       ==========        ==========         ===========




See accompanying notes to financial statements.








                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

 Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 1999




                                                                                  Asset Allocation Fund
                                                                     ---------------------------------------------
                                                                                                                        Aggressive
                                 Participant      International                                                           Growth
                                   Loans              Fund           Long-Term         Medium-Term      Short-Term         Fund
                                   -----              ----           ---------         -----------      ----------         ----

Contributions:
  Employee                      $       ---          284,165          256,500             983,570         100,834        8,009,150
  Employer - Stock                      ---              ---              ---                 ---             ---              ---
                                -----------        ---------          -------           ---------         -------       ----------

Total Contributions                     ---          284,165          256,500             983,570         100,834        8,009,150
                                -----------        ---------          -------           ---------         -------       ----------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                       ---          166,185           35,884             306,614           4,013        1,408,476
  Dividends                             ---           33,756              ---                 ---             ---        5,361,831
  Interest                              ---              ---              ---                 ---             ---              ---
                                -----------        ---------          -------           ---------         -------       ----------
    Total Investment
      Income (Loss)                     ---          199,941           35,884             306,614           4,013        6,770,307
                                -----------        ---------          -------           ---------         -------       ----------

Participant Loans                 8,296,055          (10,182)           1,000            (100,985)         (1,617)        (948,209)
                                -----------        ---------          -------           ---------         -------       ----------
    Total Increase in Plan
      Assets                      8,296,055          473,924          293,384           1,189,199         103,230       13,831,248
                                -----------        ---------          -------           ---------         -------       ----------

Distributions to Participants           ---          (23,909)         (16,564)           (170,784)         (7,553)      (1,592,838)
Interfund Transfers                     ---          805,538           61,653            (244,948)         34,250          262,437
                                -----------        ---------          -------           ---------         -------       ----------
    Total Increase (Decrease)
      in Plan Assets                    ---          781,629           45,089            (415,732)         26,697       (1,330,401)
                                -----------        ---------          -------           ---------         -------       ----------

Net Increase in Plan Assets       8,296,055        1,255,553          338,473             773,467         129,927       12,500,847

Net Assets Available for
  Plan Benefits:
    Beginning of year             9,606,168          106,720           68,187           2,487,019          18,108       24,078,120
                                -----------        ---------          -------           ---------         -------       ----------
    End of year                 $17,902,223        1,362,273          406,660           3,260,486         148,035       36,578,967
                                ===========        =========          =======           =========         =======       ==========



                                   Publix            Equity            Fixed
                                    Stock             Index            Income
                                    Fund              Fund              Fund               Total
                                    ----              ----              ----               -----

Contributions:
  Employee                      $ 39,586,898        3,434,932         2,140,115          54,796,164
  Employer - Stock                12,783,088              ---               ---          12,783,088
                                ------------       ----------         ---------         -----------

Total Contributions               52,369,986        3,434,932         2,140,115          67,579,252
                                ------------       ----------         ---------         -----------

Investment Income (Loss):
  Net Appreciation
   (Depreciation)                 (7,375,255)       2,195,781               ---          (3,258,302)
  Dividends                          928,543              ---               ---           6,324,130
  Interest                           270,707              ---           340,920             611,627
                                ------------       ----------         ---------         -----------
    Total Investment
      Income (Loss)               (6,176,005)       2,195,781           340,920           3,677,455
                                ------------       ----------         ---------         -----------

Participant Loans                 (6,967,288)        (445,586)         (236,364)           (413,176)
                                ------------       ----------         ---------         -----------
    Total Increase in Plan
      Assets                      39,226,693        5,185,127         2,244,671          70,843,531
                                ------------       ----------         ---------         -----------

Distributions to Participants    (10,971,403)        (635,970)         (459,107)        (13,878,128)
Interfund Transfers               (1,468,070)        (339,381)          888,521                 ---
                                ------------       ----------         ---------         -----------
    Total Increase (Decrease)
      in Plan Assets             (12,439,473)        (975,351)          429,414         (13,878,128)
                                ------------       ----------         ---------         -----------

Net Increase in Plan Assets       26,787,220        4,209,776         2,674,085          56,965,403

Net Assets Available for
  Plan Benefits:
    Beginning of year            189,217,038        9,695,217         4,591,685         239,868,262
                                ------------       ----------         ---------         -----------
    End of year                 $216,004,258       13,904,993         7,265,770         296,833,665
                                ============       ==========         =========         ===========




See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)   Description of Plan and Summary of Accounting Policies
      ------------------------------------------------------

      The following description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the Summary Plan Description for specific Plan provisions.

      The Plan, which became effective January 1, 1995, is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Employees of Publix Super Markets, Inc. and its wholly owned subsidiary Publix Alabama, Inc. (the "Company" or "Publix") who have attained the age of 19 and have completed one year of credited service during which they are credited 1,000 or more hours are eligible to participate in the Plan. The Plan year is a calendar year.

      (a)  Contributions
           -------------
           During Plan years 2000 and 1999, eligible employees could contribute up to 8% of their annual eligible compensation, subject to the maximum contribution limits established by Federal law. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 2000 and 1999, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and paid in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc.

      (b)  Participant Accounts
           --------------------
           Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $348,131 and $399,494 for the years ended December 31, 2000 and 1999, respectively.

      (c)  Vesting
           -------
           Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing five years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.






                                                                  (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



      (d)  Loans to Participants
           ---------------------
           All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000 less the participant's highest outstanding loan balance during the previous twelve month period. However, the actual loan amount cannot exceed the balance in the participant's Savings Contribution Account. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter and represents the prime lending rate charged by the Primary Trustee. The interest rate on a loan is fixed for the term of the loan.

           A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited to the participant's Savings Contribution Account and reinvested according to the participant's current investment elections. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least one year.

      (e)  Termination of Plan
           -------------------
           The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their accounts.

      (f)  Distribution of Benefits
           ------------------------
           Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

           A participant who reaches age 70 1/2 may begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2 or retires, whichever is later.






                                          -2-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



           Upon separation of employment with the Company, participants may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account balances as of the valuation date immediately preceding the date of distribution. If the value of the participant's vested Accounts is $5,000 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000, the participant may elect to defer distribution.

           Payment of deferred distributions must be made to a participant or his/her beneficiary no later than 60 days after the end of the Plan year in which the participant reaches age 62. If the beneficiary is the participant's surviving spouse, such beneficiary may defer distribution until the participant would have reached age 70 1/2.

      (g)  Basis of Accounting
           -------------------
           The financial statements of the Plan are prepared under the accrual basis of accounting.

      (h)  Investments
           -----------
           The market value of Publix Super Markets, Inc. common stock is based upon an appraisal prepared by an independent appraiser.

           Guaranteed investment contracts are carried at contract value, which approximates market value. The market value of other investments is determined based upon quoted market prices.

      (i)  Use of Estimates
           ----------------
           The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(2)   Administration of the Plan
      --------------------------

      The Primary Trustee for the Plan, Chase Manhattan Bank, N.A., is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. Metropolitan Life Insurance Company serves as the third-party Plan Administrator. The Plan administration costs, excluding loan fees, are paid by Publix.






                                          -3-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



      The Board of Directors approved Plan design changes to the Plan on December 12, 2000. Effective July 3, 2001, State Street Bank and Trust Company will replace Chase Manhattan Bank, N.A. as the Primary Trustee. The Trustee over Publix stock will remain Tina P. Johnson. Effective July 3, 2001, CitiStreet LLC will replace Metropolitan Life Insurance Company as the third-party Plan Administrator. The Plan administration costs, excluding loan fees, will continue to be paid by Publix.

(3)   Investments
      -----------

      The Plan consists of the following investment options:

      (a)  International Fund
           ------------------
           This fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments located outside the United States. International investments contain additional risks not associated with U.S. domestic issues. The fund can be expected to experience wider variation in its value than the other funds described herein.

           The "Templeton Foreign Fund - Class A," a mutual fund, has been selected as the investment vehicle for the International Fund. This fund is generally diversified across approximately 40 countries and more than 30 different industries. This fund is designed for long-term investors who seek growth of capital and can tolerate the greater risks associated with investments in foreign securities.

      (b)  Asset Allocation Fund
           ---------------------
           This fund is a growth and income fund which uses an asset allocation approach. The fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. The fund can be expected to experience wider variation in its value than the Fixed Income Fund.

           Three MetLife/UAM TimeStyle Portfolios have been selected as the investment vehicles for the Asset Allocation Fund. These portfolios offer diversification by automatically blending risk across different types of investments. The assets in these portfolios are rebalanced periodically to ensure that the asset allocation is consistent over time.

           MetLife/UAM Long-Term TimeStyle Portfolio
           -----------------------------------------
           This portfolio seeks to provide long-term growth of capital by utilizing an aggressive balanced approach. This portfolio is expected to be approximately 80% invested in equities, including exposure to international markets, and 20% invested in U.S. investment-grade bonds. This is a growth portfolio for use by aggressive investors.






                                          -4-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



           MetLife/UAM Medium-Term TimeStyle Portfolio
           -------------------------------------------
           This portfolio seeks to provide growth of capital and a moderate level of income by utilizing a moderate balanced approach. This portfolio is expected to be approximately 60% invested in equities, including exposure to international markets, and 40% invested in U.S. investment-grade bonds or short-term securities. This is a growth and income portfolio for use by moderate investors seeking growth of capital and some current income.

           MetLife/UAM Extended Short-Term TimeStyle Portfolio
           ---------------------------------------------------
           This portfolio seeks to provide capital preservation with moderate growth and current income utilizing a conservative balanced approach. This portfolio is expected to be approximately 40% invested in equities, including exposure to international markets, 45% invested in U.S. investment-grade bonds and 15% in short-term securities. This is an income-oriented portfolio for use by conservative investors seeking some growth of capital.

      (c)  Aggressive Growth Fund
           ----------------------
           This fund may consist of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital growth. The fund can be expected to experience wider variation in its value than the other funds described herein.

           The "Fidelity Contrafund," a mutual fund, has been selected as the investment vehicle for the Aggressive Growth Fund. This fund invests in the securities of U.S. and international companies that are believed to be undervalued.

      (d)  Publix Stock Fund
           -----------------
           This fund contains participant directed and non-participant directed contributions (through the Company match) and includes two components: Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle (MetLife guaranteed interest contract). The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital growth. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.






                                          -5-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



      (e)  Equity Index Fund
           -----------------
           This fund may consist of a portfolio invested primarily in common stocks which, in the aggregate, are intended to mirror the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return). The fund may experience wider variation in its value than the other funds described herein.

           The "MetLife Stock Market Index Guarantee Account" has been selected as the investment vehicle for the Equity Index Fund. It consists of most of the stocks of the S&P 500 Index.

      (f)  Fixed Income Fund
           -----------------
           This fund may consist of a portfolio invested in commercial paper, U.S. government or Federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

           The "MetLife Guaranteed Fixed Income Account" has been selected as the investment vehicle for the Fixed Income Fund. It consists of one or more MetLife guaranteed interest contracts (GICs), which are intended to provide the advantage of intermediate-term rates with protection from potential fluctuations in interest rates during the guarantee period. The GIC rates as of December 31, 2000 and 1999, were 6.50% and 5.70%, respectively.

      As of December 31, 2000, investments in the Fidelity Contrafund, Publix Stock Fund and the MetLife Stock Market Index Guarantee Account each represented 5.0% or more of the Plan's net assets available for plan benefits. As of December 31, 1999, investments in the Fidelity Contrafund and the Publix Stock Fund each represented 5.0% or more of the Plan's net assets available for plan benefits.






                                          -6-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(4)   Reconciliation of Financial Statements to Form 5500
      ---------------------------------------------------

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                             ------------
                                                         2000             1999
                                                         ----             ----
      Net assets available for plan benefits
         per the financial statements             $362,705,669      296,833,665

      Amounts allocated to withdrawing
         participants                               (2,292,367)      (1,373,082)

      Excess contributions                            (473,846)        (298,958)
                                                  ------------      -----------

      Net assets available for plan benefits
         per the Form 5500                        $359,939,456      295,161,625
                                                  ============      ===========


      The  following  is  a  reconciliation   of  employee   contributions   and
      distributions  to  participants  per the financial  statements to the Form
      5500:


                                                                Year ended
                                                            December 31, 2000
                                                            -----------------

      Employee Contributions
      ----------------------
        Per the financial statements                           $60,083,982

        Less: Excess contributions for year
           ended December 31, 2000                                (473,846)

        Add:  Excess contributions for year
           ended December 31, 1999                                 298,958
                                                               -----------

        Per the Form 5500                                      $59,909,094
                                                               ===========

      Distributions to Participants
      -----------------------------
        Per the financial statements                           $19,699,548

        Add:  Amounts allocated to withdrawing
           participants at December 31, 2000                     2,292,367

        Less: Amounts allocated to withdrawing
           participants at December 31, 1999                    (1,373,082)
                                                               -----------

        Per the Form 5500                                      $20,618,833
                                                               ===========

(5)   Federal Income Tax
      ------------------

      The Plan's design has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from Federal income taxes under
      Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with applicable requirements of the Code and the Plan document.


                                          -7-                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(6)   Accounting Standards
      --------------------

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) effective for fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" (SFAS 137) which deferred the effective date of adoption of SFAS 133 for one year. SFAS 133 requires that derivatives be carried at fair value and provides for hedge accounting when certain conditions are met. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The Plan Administrator is currently evaluating the effect of adopting SFAS 133 on the Plan financial statements.


                                                                      Schedule 1


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Schedule of Assets Held for Investment Purposes
                               December 31, 2000



                                                                          Fair
                                         Number of                       Market
Name of Issuer and Title of Issue         Shares        Cost             Value
---------------------------------         ------        ----             -----

Marketable:
   International Fund
   ------------------
   Templeton Foreign Fund                   ---     $  2,520,202       2,534,318


   Asset Allocation Fund
   ---------------------
   MetLife/UAM TimeStyle Portfolios:
      Long-Term TimeStyle Portfolio *       ---        1,395,808       1,362,380
      Medium-Term TimeStyle Portfolio *     ---        3,939,150       4,176,867
      Extended Short-Term TimeStyle
         Portfolio *                        ---          547,422         554,627


   Aggressive Growth Fund
   ----------------------
   Fidelity Contrafund                      ---       52,116,628      46,032,092


   Equity Index Fund
   -----------------
   MetLife Stock Market Index
      Guarantee Account *                   ---       15,399,652      15,909,627


   Fixed Income Fund
   -----------------
   MetLife Guaranteed Fixed
      Income Account *                      ---        9,653,066      10,225,007


Non-Marketable:
   Publix Stock Fund
   -----------------
   Common Stock of Publix Super
      Markets, Inc. *                    5,074,848   188,790,985     244,861,436


   Participant Loans                                  23,230,724      23,230,724
                                                    ------------     -----------


                                                    $297,593,637     348,887,078
                                                    ============     ===========



* Parties-in-interest




                                                                      Schedule 2


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                       Schedule of Reportable Transactions
                          Year ended December 31, 2000




                              Purchase       Selling       Cost of       Net
      Asset                    Price          Price         Asset        Gain
      -----                    -----          -----         -----        ----


Aggressive Growth Fund
----------------------
Fidelity Contrafund         $ 45,013,463    27,133,171    26,326,080     807,091

Fixed Income Fund
-----------------
MetLife Guaranteed Fixed
   Income Account *           20,611,175    18,223,879    18,223,879         ---

Publix Stock Fund
-----------------
Common Stock of Publix
   Super Markets, Inc. *      92,317,726    65,416,301    50,041,441  15,374,860

MetLife guaranteed
   interest contract *       149,032,726   149,420,886   149,032,361     388,525
                             ===========   ===========   ===========  ==========



* Parties-in-interest


                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 29, 2001                   By:  /s/Tina P. Johnson
                                            --------------------------

                                            Tina P. Johnson
                                            Senior Vice President
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock Fund